                                  FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 12a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                FEBRUARY 12, 2001

                           COMMISSION FILE NO. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                          12 ABBA HILEL SILVER STREET
                                       LOD
                                  71111 ISRAEL
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F     X      Form 40-F
                                   ------              ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes             No     X
                                ------        ------



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

      Attached hereto and incorporated by reference herein is a press release of the registrant dated February 12, 2001.

                     NUR MACROPRINTERS POSTS RECORD RESULTS
                      FOR FOURTH QUARTER AND FULL YEAR 2000

                         ------------------------------

   QUARTERLY REVENUES INCREASED BY 93%; QUARTERLY OPERATING INCOME UP BY 144%


LOD, ISRAEL, FEBRUARY 12, 2001 - NUR MACROPRINTERS LTD. (NASDAQ: NURM), a world-leading manufacturer of wide and superwide format digital printing systems and consumables, today announced record revenues and record profits for the fourth quarter and year ended December 31, 2000. Revenues, gross profits operating and net income for the fourth quarter were the highest in the company's history and the quarter marked the company's 15th consecutive record quarter.

FOURTH QUARTER 2000
-------------------
Revenues for the fourth quarter of 2000 increased 93% to $39.7 million as compared with $20.6 million for the same quarter of 1999. Gross profit increased 104% to $18.8 million versus $9.2 million for the comparable period of 1999. Total operating expenses increased 90% to $12.7 million in the fourth quarter of 2000 from $6.7 million in the fourth quarter of 1999, due primarily to a 102% increase in selling, general and administrative expenses. Operating income increased 144% to $6.1 million, as compared with $2.5 million for the same quarter in 1999. Net income increased by 78% to $4.1 million from $2.3 million for the comparable period of 1999. Earnings per share for the quarter increased by 53% to $0.26 per share on a fully diluted basis, as compared to $0.17 per share for the comparable period of 1999. The fourth quarter results include intangibles amortization cost of $0.7 million and interest expenses of approximately $0.5 million, both related to the Salsa Digital acquisition.

YEAR-END 2000
-------------
Revenues for the year ended December 31, 2000 were $121.9 million, an increase of 101% compared to $60.7 million for the year ended December 31, 1999. Gross profit increased to $57.8 million in 2000 from $28.9 million in 1999, an increase of 100%. Excluding M. NUR Marketing & Communication GmbH`s results from the year ended December 31, 1999 (an operation that was sold during the third quarter of 1999), revenues increased by 109% from $58.2 million in 1999 and gross profit increased 108% from $27.8 million last year. Operating income before intangibles amortization cost of $1.4 million increased 113% to $17.9 million as compared with $8.4 million in 1999. Net income, before one time Salsa Digital acquisition related costs and after intangibles amortization cost and interest expenses related to the acquisition, was $13.4 million, or $0.91 per share on a fully diluted basis, for the year ended December 31, 2000, compared to $7.2 million, or $0.56 per share, for the year ended December 31, 1999. Taking into account one time Salsa Digital acquisition related costs that totaled $4.9 million, the company reported net income of $8.5 million and earnings per share of $0.57 on a fully diluted basis.

NUR Macroprinters' fourth quarter financial results include the financial results of Salsa Digital, formerly known as Signtech Ltd. The following are highlights of pro forma results (in millions of US$) assuming the Salsa Digital acquisition took place on January 1, 1999 and excluding the one time acquisition costs:



                                    PRO FORMA
                                (IN MILLIONS US$)

                        THREE MONTHS ENDED      YEAR ENDED
                        ------------------      ----------
                        Dec. 31,    Dec. 31,    Dec. 31,    Dec.31,
                        2000        1999        2000        1999
                        ----        ----        ----        ----
Revenues                $ 39.7      $ 29.3      $ 139.4     $ 93.8

Operating income        $  5.4      $  1.6      $  15.7     $  5.3

Net income              $  4.1      $  1.4      $  12.6     $  3.9


"This was a year of tremendous growth and excitement for NUR," said President and CEO Mr. Erez Shachar of NUR Macroprinters Ltd. "We experienced more than 100% revenue growth resulting from both our own internally generated momentum and our acquisition at mid-year of Salsa Digital."

Mr. Shachar continued, "New and enhanced products figured into our internally generated growth; for example, in 2000, we released and began shipments of the NUR Fresco(TM) digital wide-format production press. We also introduced and began shipping the NUR Blueboard HiQ+(TM); the latest generation in the flagship NUR Blueboard family of superwide printing systems. We believe this activity, along with the acquisition of Salsa Digital and the integration of its NUR Salsa wide-format printers into our product line has positioned us as a market leader.

"This activity also led us to develop a new company slogan `All you need to make it big.' We created this slogan because we believe the combined product lines allow us to offer a wide-format digital printer for various budgets, jobs and potential customers' needs. We're now a one-stop shop that can meet the needs of substantially all wide-format digital print service providers."

"There were a number of additional "milestone" achievements in 2000 we can be proud of," concluded Shachar. "Our consumables business experienced continued, strong growth and we established a new, direct sales presence in both Brazil and Japan. Most notably, we now have one of the largest sales forces in the industry as well as one of the largest service organizations."

VP Finance and CFO Mr. Hilel Kremer of NUR remarked, "We believe the successes we experienced in 2000 gives us a solid platform for the future and our 2001 direction. We are instituting programs that support a renewed focus on our customers as we recognize that providing better products coupled with better service is critical to the next phase of our corporate development. We are turning increased attention to upgrading our existing infrastructures: our customer service network, employee training, and quality control processes."

FINANCIAL OUTLOOK
-----------------
The following forward-looking statements reflect the Company's expectations as of February 12, 2001. Given the potential changes in general economic conditions and capital investment spending throughout the world, and other risk factors discussed below, actual results may differ materially.

      o NUR Macroprinters expects revenues for 2001 to exceed $170 million. Revenue growth of approximately 75% is expected in the first quarter of 2001 over the comparable quarter of 2000.

      o     Gross margins are expected to be in the range of 46-48% for 2001.

      o     Net income is expected to be in the range of 10-11% for 2001.

CONFERENCE CALL
---------------
NUR Macroprinters cordially invites you to participate in our interactive conference call on Monday, February 12, 2001 at 9:00am ET.

If you wish to participate, please call the conference center approximately 5-10 minutes prior to conference time. The DIAL-IN NUMBER is 719-457-2649. For your convenience, an instant replay will be available Monday, February 12, 2001 at 12:00 PM ET until February 14, 2001 at 8:00 PM ET. The replay telephone number is 719-457-2649; the replay code is 714271.

A live broadcast of the quarterly conference call will also be available online at www.nur.com/investors, on February 12, 2001, beginning at 9:00 AM ET. The online replay will follow immediately and continue for 5 days after the original call. Please go to the Web site at least 15 minutes before the broadcast to register, download and install any necessary audio software.

ABOUT NUR MACROPRINTERS LTD.

NUR Macroprinters (Nasdaq: NURM) is a global market leader in wide and superwide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR's comprehensive line of digital printers and consumables addresses the complete range of wide and superwide format digital printing requirements. NUR's fully digital printing solutions help customers in more than 50 countries worldwide deliver the high quality and fast turnaround they need to meet their customers' wide ranging printing requirements. More information about NUR Macroprinters is available at www.NUR.com
             -----------

CONTACT:
Hilel Kramer                                    Conrad F. Mir
Chief Financial Officer                         Senior Vice President
NUR Macroprinters Ltd.                          The Anne McBride Company
+972-3-908-7676                                 1212-983-1702
hilelk@nur.com                                  conrad.mir@annemcbride.com

CERTAIN STATEMENTS MADE HEREIN THAT USE THE WORDS "ESTIMATE," "PROJECT," "INTEND," "EXPECT," "BELIEVE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF NUR MACROPRINTERS LTD. TO BE MATERIALLY DIFFERENT FROM THOSE WHICH MAY BE EXPRESSED OR IMPLIED BY SUCH STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS AND SPECIFICALLY, DECLINE IN DEMAND FOR NUR MACROPRINTERS LTD.'S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS AND LOSS OF MARKET SHARE AND PRESSURE ON PRICES RESULTING FROM COMPETITION. FOR ADDITIONAL INFORMATION REGARDING THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE COMPANY'S BUSINESS, REFERENCE IS MADE TO NUR MACROPRINTERS LTD.'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.


NUR MACROPRINTERS LTD.
Consolidated Statements of Operations
U.S. $ in thousands, except per share data

                                                                Year ended              Percent
                                                       12/31/2000       12/31/1999      Change
                                                       -----------      -----------     ---------
Revenues
  Sales of printers and related
   products                                            $   121,924      $    58,259       109.28%
  Sales of printed materials (*)                                              2,460      -100.00%
                                                           121,924           60,719       100.80%
Cost of revenues
  Cost of sales of printers and
   related products                                         64,107           30,440       110.60%
  Cost of sales of printed materials                                          1,344      -100.00%
                                                            64,107           31,784       101.70%

Gross profit                                                57,817           28,935        99.82%
                                                             47.42%           47.65%
Research & Development expenses                             10,777            5,530        94.88%
Less-Grants                                                   (451)            (721)
Research & Development expenses, net                        10,326            4,809       114.72%

Selling expenses, net                                       17,385            9,485        83.29%
General and administrative expenses                         12,165            6,275        93.86%
                                                            29,550           15,760        87.50%

Operating income (loss) before
  intangible assets amortization                            17,941            8,366       114.45%

Goodwill and other intangible assets
  amortization                                               1,452                -       100.00%

Financial expenses net                                      (1,423)            (616)      131.01%
Other income net                                                25              176       -85.80%

Income (loss) before taxes on income
  and equity losses                                         15,091            7,926        90.40%

Taxes on income                                             (1,244)            (798)       55.89%
Equity in profits (losses) of
  affiliates, net of taxes                                    (454)              75
Minority interest                                                0              (28)     -100.00%

Net income before one time Salsa
  acquisition related items                                 13,393            7,175        86.66%

One time Salsa acquisition related
  items


Business integration Costs                                     600                -       100.00%
In-process R&D                                               4,300                -       100.00%
                                                             4,900                0       100.00%

Net income (loss) for the period                       $     8,493      $     7,175        18.37%
                                                              6.97%           11.82%      -41.05%

Earning per share (excluding one time
  Salsa acquisition related items)                     $      1.02      $      0.64        58.71%
Dilluted earnings per share
  (excluding one time Salsa acquisition
  related items)                                       $      0.91      $      0.56        60.53%


Earning per share                                      $      0.65      $      0.64         0.65%
Dilluted earnings per share                            $      0.57      $      0.56         1.80%
Weighted average number of shares
  outstanding during the period                         13,150,110       11,181,137
 Weighted average number of shares
  outstanding during the period used
  for diluted earnings per share                        14,793,327       12,722,600

(*) Represents operations of M. NUR Marketing & Communication GmbH which was sold during the third quarter of 1999

NUR MACROPRINTERS LTD.
Consolidated Statements of Operations
U.S. $ in thousands, except per share data

                                                              Three months ended               Percent
                                                         12/31/2000        12/31/1999          Change
                                                         -----------       -----------         -------
Revenues
  Sales of printers and related products                 $    39,695       $    20,581           92.87%
  Sales of printed materials (*)                                                     0
                                                              39,695            20,581           92.87%
Cost of revenues
  Cost of sales of printers and
   related products                                           20,883            11,392           83.31%
  Cost of sales of printed materials                                                 0
                                                              20,883            11,392           83.31%

Gross profit                                                  18,812             9,189          104.72%
                                                               47.39%            44.65%
Research & Development expenses                                2,644             1,835           44.09%
Less-Grants                                                     (236)             (270)
Research & Development expenses, net                           2,408             1,565           53.87%

Selling expenses, net                                          6,199             3,165           95.86%
General and administrative expenses                            4,101             1,931          112.38%
                                                              10,300             5,096          102.12%

Operating income (loss) before
  intangible assets amortization                               6,104             2,528          141.46%

Goodwill and other intangible assets
  amortization                                                   726                 -          100.00%

Financial expenses net                                          (526)              (20)        2530.00%
Other income net                                                  17                 2          750.00%

Income (loss) before taxes on income
  and equity losses                                            4,869             2,510           93.98%


Taxes on income                                                 (467)             (244)          91.39%
Equity in profits (losses) of
  affiliates, net of taxes                                      (336)               75
Minority interest                                                                                 0.00%

Net income before one time Salsa
  acquisition related items                                    4,066             2,341           73.69%

One time Salsa acquisition related items
Business integration Costs                                         0                 -          100.00%
In-process R&D                                                     0                 -          100.00%
                                                                   0                 0          100.00%

Net income (loss) for the period                         $     4,066       $     2,341           73.69%
                                                               10.24%            11.37%          -9.95%

Earning per share (excluding one time
  Salsa acquisition related items)                       $      0.28       $      0.20           40.01%
Dilluted earnings per share
  (excluding one time Salsa acquisition
  related items)                                         $      0.26       $      0.17           50.98%

Earning per share                                             $ 0.28            $ 0.20           40.01%
Dilluted earnings per share                                   $ 0.26            $ 0.17           50.98%
Weighted average number of shares
  outstanding during the period                           14,508,529        11,695,395
 Weighted average number of shares
  outstanding during the period used
  for diluted earnings per share                          15,780,136        13,717,059

(*) Represents operations of M. NUR Marketing & Communication GmbH which was sold during the third quarter of 1999


NUR MACROPRINTERS LTD.
Condensed Balance Sheets, US$ in thousands

                                                         December 31,      December 31,        Percent
                                                            2000              1999             Change
                                                         -----------       -----------         -------
Current Assets:
   Cash and cash equivalents                             $    19,219       $     9,190             109%
   Accounts receivable - trade                                43,126            11,647             270%
   Other receivables and prepaid expenses                      6,469             3,673              76%
   Inventories                                                23,547            10,689             120%

Total Current Assets                                          92,361            35,199             162%

Investments and other non-current assets
Long-term accounts receivables - trade                         2,387                 0             100%
Investments and other non-current assets                       1,443             1,115              29%
Severance pay funds                                              696               514              35%
                                                               4,526             1,629             178%

Property and Equipment, net                                    7,046             2,723             159%

Other assets, net                                             15,994                97           16389%

Total assets                                                 119,927            39,648             202%

Liabilities and Shareholders' Equity


Current Liabilities:
Short - term bank credit                                         667             2,743             -76%
Current maturities of long - term loans                          864               832               4%
Trade payables                                                20,222             8,243             145%
Accrued expenses and other liabilities                        13,423             5,573             141%
Advances from customers                                        1,999             1,791              12%
Total Current Liabilities                                     37,175            19,182              94%
Long - Term Liabilities:
Long - Term loans                                             33,847             1,650            1951%
Long - Term Liabilities                                            0               293              --
Accrued severance pay                                            980               660              48%
                                                              34,827             2,603            1238%

Shareholders' Equity:
Share capital                                                  3,618             2,940              23%
Capital surplus                                               39,057            17,702             121%
Cumulative translation adjustment                               (578)             (114)            407%
Accumulated Earnings (Deficit)                                 5,828            (2,665)           -319%
Total Shareholders' Equity                                    47,925            17,863             168%
Total Liabilities and Shareholders'
 Equity                                                      119,927            39,648             202%

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NUR MACROPRINTERS LTD.



Date: February 13, 2001                         By:  /s/ Erez Shachar
                                                     ------------------------
                                                     Erez Shachar
                                                     Chief Executive Officer



                                       6